UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2024

Alejandro Hernandez
President and Director
Calor Del Sol Inc.
1400 112th Ave. SE, Suite 100
Bellevue, WA 98004

Re: Calor Del Sol Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 27, 2024
File No. 333-280138

Dear Alejandro Hernandez:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed November 27, 2024

Risk Factors
Risks Associated to Our Business
Our company is shell status which may have consequences raising capital, page 9

1. While we note your response to prior comment 4, your revised disclosure does not reflect accurately the impact that your shell company status has on the use of Rule 144 under the Securities Act by your investors. Please revise to state that Rule 144 is not available for the resale of securities initially issued by shell companies, unless the company ceases to be a shell company and certain other conditions are met. Explain that this may make it more difficult for you to attract capital through unregistered offerings. Revise the reference to "shell status" in the heading of this risk factor to clearly state that you are a shell company.

Dilution, page 15

2. It appears your presentation of the dilution for "Existing Stockholders if all of the Shares are Sold" is inconsistent with the dilution presentation for the "Purchasers of Shares if all of the Shares are Sold", yet they appear to be presenting the same information. Please clarify or revise.

3. Under "Purchasers of Shares in this Offering if 25% of Shares Sold", it appears that the increase in net tangible book value per share attributable to cash payments made by purchasers of shares offered for new investors of $-0.0119 is inconsistent with the amount calculated by taking the post offering net tangible book value per share of $-0.0046 less the pre-offering net tangible book value per share of $-0.0073. Please clarify or revise.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Befumo